Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4/S-1) and related prospectus of Mobility (USA) Corporation dated as of October 19, 2026 to the incorporation by reference therein of our report dated February 26, 2026, except for Notes 1, 3, 6, 16 and 18, as to which the date is October 16, 2026, with respect to the consolidated financial statements of Eaton Corporation plc (the Company) included in its Current Report on Form 8-K dated October 16, 2026, and our report dated February 26, 2026, with respect to the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

October 19, 2026